Filed VIA EDGAR

August 21, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eubel Brady & Suttman Mutual Fund Trust (the “Trust”)
File Nos. 333-195475 and 811-22960
Pre-Effective Amendment No. 2

Ladies and Gentlemen:

Eubel Brady & Suttman Mutual Fund Trust (the "Trust") and Ultimus Fund Distributors, LLC, the Trust's principal underwriter, respectfully request that the effective date of Pre-Effective Amendment No. 2 to the Trust's registration statement be accelerated to August 21, 2014 or as soon thereafter as reasonably practicable.

The Trust and Ultimus Fund Distributors, LLC are aware of their obligations under the Securities Act of 1933.

Very truly yours,

EUBEL BRADY & SUTTMAN MUTUAL FUND TRUST		ULTIMUS FUND DISTRIBUTORS, LLC

By:	/s/ Scott E. Lundy	By:	/s/Robert G. Dorsey
	Scott E. Lundy, President		Robert G. Dorsey, President

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